Exhibit 99.1

BALLARD POWER SYSTEMS INC. Consolidated Balance Sheets (Expressed in thousands of U.S. dollars)

	March 31, 2007	December 31, 2006

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$43,441	$61,399
Short-term investments	131,339	125,673
Accounts receivable	15,065	14,911
Inventories	16,383	14,936
Prepaid expenses and other current assets	1,017	1,284
Current assets held for sale (note 3)	—	2,950

	207,245	221,153
Property, plant and equipment	46,469	47,694
Intangible assets	21,628	23,701
Goodwill	51,911	51,911
Investments (note 5)	8,191	8,191
Long-term assets held for sale (note 3)	—	3,586
Other long-term assets	32	32

	$335,476	$356,268

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$14,925	$19,539
Deferred revenue	1,169	1,814
Accrued warranty liabilities	9,077	10,069
Current liabilities held for sale (note 3)	—	2,582

	25,171	34,004
Long-term liabilities (note 5)	15,755	15,964
Long-term liabilities held for sale (note 3)	—	1,207

	40,926	51,175
Shareholders’ equity:
Share capital	1,172,286	1,169,778
Contributed surplus	68,236	66,935
Accumulated deficit	(945,638)	(931,384)
Accumulated other comprehensive income (loss) (note 2)	(334)	(236)

	294,550	305,093

	$335,476	$356,268

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC. Consolidated Statements of Operations Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended March 31,

	2007	2006

		(restated – note 3)
Revenues:
Product and service revenues	$9,678	$7,141
Engineering development revenue	3,918	2,271

Total revenues	13,596	9,412
Cost of revenues and expenses:
Cost of product and service revenues	6,469	2,823
Research and product development	13,230	12,063
General and administrative	3,552	3,322
Marketing and business development	1,724	1,616
Depreciation and amortization	3,679	4,382

Total cost of revenues and expenses	28,654	24,206

Loss before undernoted	(15,058)	(14,794)
Investment and other income	2,897	1,982
Loss on disposal and write-down of long-lived assets	(20)	(65)
Equity in loss of associated companies	(2,335)	(1,340)

Loss from continuing operations before income taxes	(14,516)	(14,217)
Income taxes	—	134

Loss from continuing operations for period	(14,516)	(14,351)
Gain (loss) from discontinued operations for period (note 3)	262	(2,833)

Net loss for period	$(14,254)	$(17,184)

Basic loss per share from continuing operations	$(0.12)	$(0.13)
Basic loss per share from discontinued operations	—	(0.02)

Basic loss per share	$(0.12)	$(0.15)

Weighted average number of common shares outstanding	114,370,435	112,860,802

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Cash Flows Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended March 31,

	2007	2006

Cash provided by (used for):
Operating activities:
Net loss for period	$(14,254)	$(17,184)
Items not affecting cash:
Compensatory shares	1,858	1,797
Depreciation and amortization	4,241	6,122
Loss on disposal and write-down of long-lived assets from continuing operations	20	65
Gain on disposal and write-down of long-lived assets from discontinued operations	(2,873)	—
Equity in loss of associated companies	2,335	1,340
Other	(98)	(82)

	(8,771)	(7,942)

Changes in non-cash working capital:
Accounts receivable	(154)	3,169
Inventories	(1,447)	(1,628)
Prepaid expenses and other current assets	267	204
Accounts payable and accrued liabilities	(4,015)	(3,675)
Deferred revenue	(645)	3,843
Accrued warranty liabilities	(992)	(2,749)
Net current assets and liabilities held for sale (note 3)	601	(2,000)

	(6,385)	(2,836)

Cash used by operations	(15,156)	(10,778)

Investing activities:
Net increase in short-term investments	(5,666)	(56,552)
Additions to property, plant and equipment	(945)	(1,334)
Disposition of assets held for sale, net (note 3)	3,595	—
Other investing activities	—	(55)
Long-term liabilities	214	343

	(2,802)	(57,598)

Decrease in cash and cash equivalents	(17,958)	(68,376)
Cash and cash equivalents, beginning of period	61,399	148,919

Cash and cash equivalents, end of period	$43,441	$80,543

Supplemental disclosure of cash flow information (note 7)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) Unaudited (Expressed in thousands of U.S. dollars)

	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity

Balance, December 31, 2005	$1,161,281	$62,017	$(750,247)	$(236)	$472,815

Net Loss	—	—	(181,137)	—	(181,137)
Issuance of common shares for cash (net of issue costs)	5,909	—	—	—	5,909
Options exercised	34	—	—	—	34
Share distribution plan	2,554	4,918	—	—	7,472

Balance, December 31, 2006	1,169,778	66,935	(931,384)	(236)	305,093

Net Loss	—	—	(14,254)	—	(14,254)
Change in unrealized holding gains arising during the period (note 2)	—	—	—	(98)	(98)

Comprehensive income (loss)	—	—	—	—	(14,352)
Share distribution plan	2,508	1,301	—	—	3,809

Balance, March 31, 2007	$1,172,286	$68,236	$(945,638)	$(334)	$294,550

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

1.	Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2006, except for the changes in accounting policies described in note 2.  The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s consolidated financial statements for the year ended December 31, 2006 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.  Prior year figures have been restated as a result of the sale of Ballard Power Systems Corporation (note 3).

2.	Changes in accounting policies:

Effective January 1, 2007, the Corporation adopted two new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Comprehensive Income (“Section 1530”) and Financial Instruments – Recognition and Measurement (“Section 3855”).  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Comprehensive Income

Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income (“OCI”).  OCI represents changes in shareholders’ equity and includes items such as unrealized gains and losses on financial assets classified as available-for-sale.  In accordance with this new standard, the Corporation has included a reconciliation of comprehensive income and accumulated other comprehensive income, which is presented as a new category of shareholders’ equity on the consolidated balance sheet and consolidated statement of shareholders’ equity.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  All financial assets and financial liabilities, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, and other financial liabilities, which are measured at amortized cost.  Long-term investments are measured at cost as they are privately held entities.

Measurement in subsequent periods depends on whether the financial instrument has been classified as held for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

2.	Changes in accounting policies (cont’d):

The Corporation classifies its cash, cash equivalents and short-term investments as available-for-sale.  Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in OCI.

Derivative instruments are recorded on the consolidated balance sheet at fair value and changes in the fair values of derivative instruments are recognized in the consolidated statement of operations.

3.	Assets held for sale:

On February 15, 2007, the Corporation disposed of its electric drive operations, Ballard Power Systems Corporation (“BPSC”), an indirectly wholly owned subsidiary, to a third party.  Estimated net proceeds were $3.1 million, including purchase price adjustments, which will be settled in the second quarter of 2007.  The total net estimated loss on disposal of $108 million was recorded as a net loss of $111 million in 2006 and an offsetting estimated net gain of $3 million in 2007 as a result of employee future benefit plan curtailments.  Upon closing, the Corporation ceased to consolidate the results of BPSC.

Estimated net loss on disposal is summarized as follows:

Proceeds on disposal	$3,754
Purchase price adjustments	450
Disposal costs	(1,083)

Estimated net proceeds	3,121
Net investment in BPSC	111,610

Net loss on disposal	$108,489

The results of operations of BPSC have been presented as discontinued operations in the current period and prior year figures have been restated.  The results of BPSC had previously been reported in both the Power Generation and Automotive segments.

Net loss from discontinued operations up to the date of sale is summarized as follows:

	Three months ended March 31,

	2007	2006

Loss from operating activities	$(2,605)	$(2,833)
Gain on disposition of assets held for sale	2,867	—

Income (loss) from discontinued operations	$262	$(2,833)

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

3.	Assets held for sale (cont’d):

Included in the assets and liabilities held for sale at December 31, 2006 are:

December 31, 2006

Accounts receivable	$1,694
Inventories	1,030
Prepaid expenses	226

Current assets held for sale	$2,950

Property, plant and equipment	$3,586

Long-term assets held for sale	$3,586

Accounts payable and accrued liabilities	$1,955
Deferred revenue	112
Accrued warranty liabilities	515

Current liabilities held for sale	$2,582

Long-term liabilities held for sale	$1,207

4.	Employee future benefits:

The Corporation maintains a defined benefit pension plan covering employees in the United States.  The benefits under the pension plan are based on years of service and salary levels.  Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.

The defined benefit expense of the Corporation’s defined benefit pension plan and other benefit plan, in aggregate, is as follows

:

	Three months ended March 31,

	2007	2006

Pension plan	$123	$250
Other benefit plan	174	205

	$297	$455

5.	EBARA BALLARD Corporation:

EBARA BALLARD Corporation (“EBARA BALLARD”) is accounted for using the equity method.  As the Corporation’s proportionate share of losses from EBARA BALLARD has exceeded the Corporation’s net funded investment, the net investment of ($8,565,000) (2006 – ($6,230,000)) has been presented in long-term liabilities.  As the Corporation provides funding to EBARA BALLARD, the net investment will become less negative.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

6.	Share capital:

During the three months ended March 31, 2007, compensation expense of $763,000 (2006 – $895,000) was recorded in net income as a result of fair value accounting for stock options.

During the three months ended March 31, 2007, options to purchase 797,259 (2006 – 1,309,250) common shares were granted with a weighted average fair value of $3.99 per share (2006 - $3.87) and vesting periods of two to three years.  The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended March 31,

	2007	2006

Expected life	7 years	7 years
Expected dividends	Nil	Nil
Expected volatility	55%	59%
Risk-free interest rate	4%	4%

As at March 31, 2007, options to purchase 6,226,804 (2006 – 6,076,950) common shares were outstanding.

7.	Supplemental disclosure of cash flow information:

	Three months ended March 31,

	2007	2006

Income taxes paid	$—	$—
Non-cash financing and investing activities:
Compensatory shares	$2,651	$2,223

8.	Segmented financial information:

The Corporation’s business operates in three market segments: Power Generation, Automotive and Material Products.  The Corporation designs, develops, manufactures and sells PEM fuel cell products for the Power Generation and Automotive market segments.  The Corporation’s Material Products segment designs, develops, manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the PEM fuel cell industry.  Segmented information excludes amounts reported as discontinued operations.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which managers are held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

8.	Segmented financial information (cont’d):

with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property are common across the segments.  Therefore, management does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	Three months ended March 31,

	2007	2006

		(restated – note 3)
Revenues
Power Generation	$3,818	$2,173
Automotive	5,695	4,051
Material Products	4,083	3,188

	$13,596	$9,412

Segment income (loss) for period (1)
Power Generation	$954	$(60)
Automotive	(1,100)	686
Material Products	537	129

Total	391	755
Corporate amounts
Research and product development	(6,494)	(6,229)
General and administrative	(3,552)	(3,322)
Marketing and business development	(1,724)	(1,616)
Depreciation and amortization	(3,679)	(4,382)
Investment and other income	2,897	1,982
Loss on disposal and write-down of long-lived assets	(20)	(65)
Equity in loss of associated companies	(2,335)	(1,340)

Loss from continuing operations before income taxes	$(14,516)	$(14,217)

(1)Research and product development costs directly related to segments are included in segment income (loss) for the period.

BASIS OF PRESENTATION

This discussion and analysis covers our interim consolidated financial statements for the three months ended March 31, 2007. As well, it provides an update to our “Management’s Discussion and Analysis” for the year ended December 31, 2006. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2006. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 18 to the consolidated financial statements for the year ended December 31, 2006. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated April 13, 2007.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FINANCIAL OVERVIEW

On February 15, 2007, we completed the sale of our electric drive operations in Dearborn, Michigan.  We have presented the results of these operations as discontinued operations in the financial statements and have restated comparative figures in the financial statements, notes and management discussion and analysis.  On closing, we ceased to consolidate the results of this business.  Estimated net proceeds were $3 million, including purchase price adjustments.  The total net estimated loss on disposal of $108 million for the transaction, was recorded as a net loss of $111 million in 2006 and an offsetting estimated net gain of $3 million in 2007 as a result of employee future benefit plan curtailments (due to lower future contributions to the benefit plan).  Final purchase price adjustments are expected to be settled in the second quarter of 2007.

Our revenues for the three months ended March 31, 2007, increased 44% to $13.6 million compared to $9.4 million for the same period in 2006.  During the first quarter of 2007, product and service revenues increased $2.5 million, or 36%, and engineering development revenue increased $1.7 million, or 73%, compared to the same quarter last year.  Product and service revenues totaled $9.7 million for the current year quarter with product revenues of $6.8 million and service revenues of $2.9 million, compared to product revenues of $4.4 million and service revenues of $2.7 million in the first quarter of 2006.  The increase in product revenues is driven by higher automotive fuel cell products, carbon fiber products and 1kW residential cogeneration fuel cell product shipments.  Service revenues relate to our contracts to provide field service for fuel cell powered buses in Europe, China and Australia, along with non-recurring engineering services.  The increase in engineering development revenue resulted from work performed and achievement of the milestones under the automotive fuel cell and 1kW residential cogeneration fuel cell development programs.

Our net loss for the three months ended March 31, 2007, decreased 17% to $14.3 million, or ($0.12) per share, compared with a net loss of $17.2 million, or ($0.15) per share, for the corresponding period in 2006.  The first quarter net loss in 2007 includes a gain from discontinued operations of $0.3 million, reflecting a net gain on disposition of $2.9 million mainly due to employee future benefit plan curtailments offset by operating losses from our electric drive operations of $2.6 million.  The loss from discontinued operations of $2.8 million in 2006 reflects the operating losses of the electric drive operations.

Ballard’s loss from continuing operations for the three months ended March 31, 2007 of $14.5 million, or ($0.12) per share, was comparable to $14.4 million, or ($0.13) per share, for the corresponding period in 2006.  A slight increase of $1.5 million in operating expenses for the first quarter of 2007, compared to 2006, is primarily a result of increased research and development activities for automotive fuel cell programs.

Operating cash consumption (see Non-GAAP Measures on page 11) for the three months ended March 31, 2007 increased 33% to $16.1 million, compared to $12.1 million for the three months ended March 31, 2006.  The increase in operating cash consumption was driven by higher working capital requirements and slightly higher research and development activities, partially offset by lower capital expenditures.  The prior year’s first quarter operating cash consumption was positively impacted by pre-payments received from customers at the beginning of bus service contracts entered into in early 2006.

With respect to the outlook for 2007, the operating cash consumption for the first quarter was impacted by the payment of 2006 employee bonuses of approximately $4 million along with operating cash requirements related to Ballard’s electric drive operations, of approximately $2 million, both of which will not re-occur in the remainder of 2007.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations.  The application of these and other accounting policies are described in note 1 to the 2006 consolidated financial statements.  Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to conduct engineering development. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts, we also earn service revenue, which is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the three months ended March 31, 2007 and 2006, there were no material adjustments to engineering development revenue and service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liability, we estimate the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and to reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of revenues.  As a result of these reviews and the resulting adjustments, our warranty provision and cost of product and service revenues for the three months ended March 31, 2007 and 2006 were reduced by a net amount of $1.2 million and $2.3 million, respectively.  The reductions in accrued warranty liabilities were primarily due to expirations and lower projected costs.

INVENTORY PROVISION

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology or design which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required.  During the three months ended March 31, 2007 and 2006, inventory provisions of $0.4 million and nil, respectively, were recorded as a charge to cost of product and service revenues.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that requires recognition.  During the three months ended March 31, 2007 and 2006, no write-downs of our investments were recorded.

INTANGIBLE ASSETS AND GOODWILL

As a result of various acquisitions, we recorded a significant amount of intangible assets and goodwill on our balance sheet.  In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years.  At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment.  Among other things, this review considers the fair value of the business based on discounted estimated cash flows.  If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period.  During the three months ended March 31, 2007 and 2006, no write-downs of intangible assets or goodwill were recorded.

NEW ACCOUNTING PRONOUNCEMENTS

During the quarter ended March 31, 2007, we adopted Sections 1530 Comprehensive Income and 3855 Financial Instruments – Recognition and Measurement of the Canadian Institute of Chartered Accountants Handbook.  The impact of implementing these new standards changed the presentation of our consolidated financial statements but did not have a material impact on assets and liabilities recorded on our consolidated balance sheet (note 2 of the interim consolidated financial statements).

RESULTS OF OPERATIONS

Revenues for the three months ended March 31, 2007 were $13.6 million, a $4.2 million or 44% increase from the same period in 2006. The increase in revenues reflects higher product and service revenues along with higher engineering development revenue.

The following table provides a breakdown of our revenues for the reported periods:

	Three months ended March 31

	2007			2006

(Expressed in thousands of U.S. dollars)	Product and Service	Engineering Development	Total	Product and Service	Engineering Development	Total

Power Generation	$2,119	$1,699	$3,818	$1,152	$1,021	$2,173
Automotive	3,476	2,219	5,695	2,800	1,250	4,051
Material Products	4,083	—	4,083	3,188	—	3,188

	$9,678	$3,918	$13,596	$7,141	$2,271	$9,412

Power Generation revenues for the three months ended March 31, 2007 increased by $1.6 million, or 76%, compared to the same period in 2006.  Power Generation product and service revenues for 2007 increased by $1.0 million, or 84%, compared to 2006, due to higher sales of our 1kW residential cogeneration fuel cells and non-recurring engineering services.  In addition, engineering development revenues from our 1kW residential cogeneration fuel cell program increased compared to the first quarter of 2006, and reflected the percentage of performance for our development program for our customer, the related costs of which were included in research and development expenses.

Automotive product and service revenues for the three months ended March 31, 2007 increased by $0.7 million, or 24%, compared to 2006.  Increased automotive fuel cell product shipments were partially offset by a decline in automotive service revenues due to a lower number of fuel cell powered buses under service contracts.  Automotive service revenues are earned from our field service activities supporting fuel cell powered buses in Europe, Australia and China.

Automotive engineering development revenue for the quarter ended March 31, 2007 was $2.2 million, an increase of $1.0 million, or 78%, compared to the same period in 2006.  The increase in automotive engineering development revenue quarter over quarter reflects the planned timing of performance of work and timing of achievement of development milestones under our automotive fuel cell development program for our customers, the related costs of which are included in research and development expenses.

Material Products revenues for the three months ended March 31, 2007 increased by $0.9 million, or 28%, compared to the same period in 2006, due primarily to increased customer volumes.

Cost of product and service revenues for the three months ended March 31, 2007 were $6.5 million, an increase of $3.6 million or 129% compared to the same period in 2006.  The increase quarter over prior year quarter primarily resulted from higher automotive product revenues and higher 1kW residential cogeneration fuel cell revenues, along with lower warranty adjustments in 2007.  First quarter margins declined relative to 2006, due to lower warranty adjustments in the current year, along with increased manufacturing development costs.  Cost of product and service revenues for the first quarter of 2007 included a reduction of $1.2 million in warranty provisions related to contractual expirations, and improved lifetime for our bus fuel cells, compared to a reduction of $2.3 million in the same quarter of 2006.

Research and product development expenses for the three months ended March 31, 2007 were $13.2 million, an increase of $1.2 million, or 10%, compared to the same period in 2006.  The increase in expenditures was for our automotive fuel cell programs during the three months ended March 31, 2007, compared to the same period in 2006.

Included in research and product development expenses for the three months ended March 31, 2007 and 2006, were costs of $6.3 million and $5.1 million, respectively, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue.

General and administrative expenses for the three months ended March 31, 2007, were $3.6 million, an increase of $0.2 million compared to the same period in 2006.  There were no significant changes to general and administrative expenses.

Marketing and business development expenses for the three months ended March 31, 2007, were $1.7 million, a $0.1 million, or 7% increase in marketing and business development expenses from the same period of 2006. The increase reflects increased marketing development support for our market segments.

Depreciation and amortization was $3.7 million for the three months ended March 31, 2007, a decrease of $0.7 million, or 16%, compared to the same period in 2006.  Certain intangible assets became fully amortized at the end of 2006, resulting in the decline in depreciation and amortization.

Investment and other income was $2.9 million for the three months ended March 31, 2007, compared to $2.0 million for the corresponding period in 2006.

The following table provides a breakdown of our investment and other income and foreign exchange gain (loss) for the reported periods:

	Three months ended March 31

(Expressed in thousands of U.S. dollars)	2007	2006

Investment and other income	$2,294	$2,153
Foreign exchange gain (loss)	603	(171)

	$2,897	$1,982

Investment and other income, excluding foreign exchange gain (loss), was $2.3 million for the three months ended March 31, 2007, an increase of $0.1 million, or 7%, compared to the same period in 2006. The improvement was a result of higher interest rates, partly offset by the effect of lower average cash balances.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets over the respective periods. The foreign exchange gain for the three months ended March 31, 2007 resulted primarily from the strengthening of the Canadian dollar from the beginning of the current quarter to the end.  We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars.  Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Equity in loss of associated companies increased $1.0 million to $2.3 million as we recorded our share of the increased market and product development activities for EBARA BALLARD Corporation (“EBARA BALLARD”).

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $174.8 million as at March 31, 2007, a decrease of $12.3 million from the end of 2006.  The decrease was driven by net losses (excluding non-cash items) of $8.8 million, working capital cash outflows of $6.4 million, and capital expenditures of $0.9 million, partially offset by gross proceeds on disposition of our electric drive operations of $3.6 million.

For the three months ended March 31, 2007, working capital requirements resulted in cash outflows of $6.4 million compared to $2.8 million for the corresponding period in 2006.  In the first quarter of 2007, working capital outflows were largely a result of cash outflows from reductions in accounts payable and accrued liabilities of $4.0 million, primarily reflecting the payment of 2006 employee bonuses.  Inventory cash outflows of $1.4 million were due to increased purchases to support production requirements for Mark9 SSL™ fuel cells and 1kW residential cogeneration fuel cells along with our automotive fuel cells.  Lower accrued warranty liabilities of $1.0 million arose from expenditures to service our automotive fuel cells, along with warranty adjustments for expirations and lower projected costs.  The above working capital outflows were partially offset by cash inflows of $0.6 million from net current assets and liabilities held for sale related to our electric drive operations.  Working capital outflows during the first quarter of 2006 resulted from accounts payable and accrued liabilities outflows of $3.7 million, mainly for payment of employee bonuses, warranty expenditures and adjustments of $2.7 million, increased inventory purchases of $1.6 million, and cash outflows related to net current assets and liabilities held for sale of $2.0 million, partially offset by customer collections for deferred revenue of $3.8 million and accounts receivable of $3.2 million.

Investing activities resulted in cash outflows of $2.8 million for the three months ended March 31, 2007, compared to $57.6 million for the same period in 2006.  Changes in short-term investments resulted in cash outflows of $5.7 million in the first quarter of 2007.  Cash equivalents and short-term investment balances changed as we made investment decisions with regards to the term of investments in response to changes in yield curves in order to maximize our investment returns.  Capital spending of $0.9 million for the three months ended March 31, 2007 was primarily for testing and research equipment.  Capital spending of $1.3 million for the three months ended March 31, 2006 was primarily for manufacturing, test and computer equipment.  During the first quarter of 2007, we closed the sale of our electric drive operations and received gross proceeds of $3.6 million.  Final purchase price adjustments will be settled in the second quarter of 2007.

Financing activities resulted in cash inflows of nil for the three months ended March 31, 2007 and 2006.

As at April 13, 2007, we had 114,591,048 common shares, one Class A share and one Class B share issued and outstanding. Also at that date, we had stock options to purchase 6,218,016 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2007, we had cash, cash equivalents and short-term investments totaling $174.8 million.  We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells, and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes, and the further development of our product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research and development necessary to commercialize our products.  Also, because of a number of factors such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows.  Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; the extent of government support or regulation for the adoption of fuel cell products; and development of the hydrogen infrastructure required to support our products.

Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets where engineering development funding is available to support product development activities; license technologies in cases where it is advantageous to us; and access available government funding for research and development projects.  In addition, we will likely need to access additional funding, depending on the timing and impact on cash requirements of the various factors noted above.  This may include financing from public equity markets or strategic investors.  Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

Our actual funding requirements will vary based on the various factors noted above; our relationships with our lead customers and strategic partners; our success in developing new relationships with customers; our success in generating revenue growth from near-term product opportunities, such as the Japanese residential cogeneration, materials handling and back-up power markets; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

Operating cash consumption (see Non-GAAP Measures) for the three months ended March 31, 2007 increased 33% to $16.1 million, compared to $12.1 million for the three months ended March 31, 2006.  The increase in operating cash consumption was driven by higher working capital requirements and slightly higher research and development activities, partially offset by lower capital expenditures.  The prior year’s first quarter operating cash consumption was positively impacted by pre-payments received from customers at the beginning of bus service contracts entered into in early 2006.

With respect to the outlook for 2007, the operating cash consumption for the first quarter was impacted by the payment of 2006 employee bonuses of approximately $4 million along with operating cash requirements related to Ballard’s electric drive operations, of approximately $2 million, both of which will not re-occur in the remainder of 2007.  We expect our annual 2007 operating cash consumption to be in the range of $40 to $50 million.

We expect overall revenues for 2007 to increase to between $55 to $65 million compared to $49.8 million in 2006.  Engineering development revenue for the automotive fuel cell development programs is expected to significantly increase in 2007 as the programs advance.  In addition, we expect to see increased engineering development revenue from our 1kW residential cogeneration fuel cell development program.  Total product and service revenue is expected to be higher in 2007, as we expect to see an increase in product revenues, partially offset by a decrease in service revenues.  Automotive product and service revenues are expected to decline in 2007 as an increase in product revenues is expected to be more than offset by declines in our service revenues.  For Power Generation, sales of our Mark9 SSL™ fuel cells are expected to increase, primarily for materials handling applications.  Residential cogeneration fuel cell product revenues are expected to be similar to 2006 as higher volumes are offset by lower product pricing.  Material Product revenues in 2007 are expected to improve compared to 2006.

DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”) have jointly signed a development agreement with us under which activities commenced in 2005.  The development agreement will provide us with future development funding of up to $21.3 million, which we record as engineering development revenue as earned.  The future funding will be used for the development of automotive fuel cells and is subject to the performance of work and achievement of technical milestones.  This is in addition to product revenue expected from this program.  To date we have recorded engineering development revenue of $15.7 million under this program.

Since 2005, we have recorded $9.6 million of engineering development revenue from EBARA BALLARD.  Through our agreement with EBARA Corporation (“EBARA”) and EBARA BALLARD, we will receive $8.4 million in future engineering development revenue through 2008 for the development of our 1kW residential cogeneration fuel cell, subject to the performance of work under the development program.  In addition, we will receive future license fees of $10.6 million net of taxes between 2007 and 2008.  We are committed under our agreement to make $16.9 million in equity contributions to EBARA BALLARD between 2007 and 2008.  The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the 1kW residential cogeneration fuel cell system.

We believe that our cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities into 2010.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We did not have any material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.  Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations.  We record these derivatives at their fair value as either assets or liabilities on our balance sheet.  Any changes in fair value are recorded in our consolidated statements of operations.  As at March 31, 2007, no material forward foreign exchange contracts were outstanding.

As at March 31, 2007, there were no significant changes in our contractual obligations and commercial commitments from those reported in our “Management’s Discussion and Analysis” for the year ended December 31, 2006.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees.  Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include DaimlerChrysler, Ford, EBARA BALLARD and EBARA. We earn revenues from related parties from the sale of products and services and from engineering development revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell products. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained licenses from and granted licenses to, related parties.

Related party transactions for the periods indicated are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended Mar 31

Transactions with related parties	2007	2006

Revenues from products, engineering services and other	$8,159	$7,297
Purchases	$152	$111

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Quarter ended

(Expressed in thousands of U.S. dollars, except per share amounts)	Mar 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006

Product and service revenue	$9,678	$11,679	$7,919	$9,796
Engineering development revenue	3,918	4,791	3,539	2,687

Total revenue	$13,596	$16,470	$11,458	$12,483
Net loss	$(14,254)	$(128,748)	$(17,857)	$(17,348)
Net loss per share	$(0.12)	$(1.13)	$(0.16)	$(0.15)
Loss from continuing operations	$(14,516)	$(14,125)	$(14,891)	$(13,627)
Net loss per share from continuing operations	$(0.12)	$(0.12)	$(0.13)	$(0.12)
Weighted average common shares outstanding (000s)	114,370	114,213	113,289	113,187

	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005

Product and service revenue	$7,141	$9,415	$6,661	$7,985
Engineering development revenue	2,271	5,538	2,593	—

Total revenue	$9,412	$14,953	$9,254	$7,985
Net loss	$(17,184)	$(16,146)	$(8,893)	$(29,498)
Net loss per share	$(0.15)	$(0.14)	$(0.07)	$(0.24)
Loss from continuing operations	$(14,351)	$(12,624)	$(603)	$(23,566)
Net loss per share from continuing operations	$(0.13)	$(0.11)	$(0.01)	$(0.19)
Weighted average common shares outstanding (000s)	112,861	112,725	119,779	123,678

Summary of Quarterly Results:  There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

•

Product and service revenues:  As a result of our sale of Ballard Power Systems AG (“BPSAG”) in 2005, there were no automotive systems revenues subsequent to the third quarter of 2005.  Increased shipments of automotive fuel cells, Mark9 SSL™ fuel cells and 1kW residential cogeneration fuel cells have offset the decline of automotive systems revenues.  Service activities related mainly to our fuel cell bus programs were significant through 2006 and declined in the first quarter of 2007.

•

Engineering development revenue:  Variations in engineering development revenue reflect the timing of customer development programs and milestone achievements under those programs.  Engineering development revenue was not recorded in the second quarter of 2005, due to the completion of the previous generation automotive fuel cell development program in 2004.  The commencement of revenues under our automotive fuel cell development program was reflected in the increase in engineering development revenue from the third quarter of 2005 onwards.  Starting in the fourth quarter of 2005 revenues also commenced from our 1kW residential cogeneration fuel cell development program.

•	Gain (loss) on assets held for sale: The net loss for the third quarter of 2005 was significantly impacted by a $17.8 million gain on sale of assets in connection with the sale of BPSAG.

•

Operating expenditures:  The sale of BPSAG in the third quarter of 2005 resulted in lower operating expenditures in subsequent quarters.  In addition, cost reduction initiatives in the third quarter of 2005 contributed to decreasing operating expenses.  These declines were partially offset by increased research and development activity for quarters in 2006 onwards.

•

Depreciation and amortization:  Depreciation and amortization has declined for the first quarter of 2007 and fourth quarter of 2006 as a significant amount of intangible assets acquired in 2001 became fully amortized.

•

Loss from discontinued operations:  The loss from discontinued operations in the fourth quarter of 2006 was signficantly impacted by a $111.4 million loss on disposal as a result of the announced sale of our electric drive operations.  In addition, the third quarter of 2005 included a write-down of $7.4 million for capital assets and intellectual property associated with our electronic power converters.  This write-down of intellectual property also resulted in a decline in depreciation and amortization from discontinued operations from the fourth quarter of 2005 to the first quarter of 2007.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2007 Annual Information Form and remain substantially unchanged.

Additional information relating to Ballard, including our Annual Information Form and other filings, can be found on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities.  These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As at March 31, 2007, no changes have occurred since the prior quarter to our disclosure controls or to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment.

(Expressed in thousands of U.S. dollars)	Three months ended March 31

Operating cash consumption	2007	2006

Cash used by operations	$(15,156)	$(10,778)
Additions to property, plant and equipment	(945)	(1,334)

Operating cash consumption	$(16,101)	$(12,112)